UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of August 27, 2004.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

27 August 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited: Preliminary Full Year Report Announcement

I attached copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the issuer of NZ$212,500,000 Capital Notes which were issued during the period 5 May 2003 to 27 June 2003.

Yours sincerely

Helen Golding
Company Secretary / Group Legal Counsel

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
LEVEL 3
GOODMAN FIELDER HOUSE
CNR SPRINGS AND EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

27 August 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON, NEW ZEALAND

GOODMAN FINANCE LIMITED: PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

Pursuant to Listing Rule 10.4.2, attached is the Appendix 1 (Preliminary Full Year Report Announcement) for Goodman Finance Limited (Goodman Finance).

Director’s Commentary on Results

The Directors of Goodman Finance present the preliminary full year report on the results of Goodman Finance for the financial year to 30 June 2004. Goodman Finance was incorporated on 9 December 2002. Therefore the comparative results cover a period of six months and 22 days.

Subsidiary of Burns, Philp & Company Limited

Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited (Burns Philp). It is a special purpose vehicle, incorporated for the sole purpose of issuing the Capital Notes. Goodman Finance does not conduct any trading activities, but is a conduit for receiving interest from Burns Philp Group companies in order to fund Goodman Finance paying interest on the Capital Notes.

Goodman Finance has reported a profit of $1.417 million for the year ended 30 June 2004 (compared to a loss of $1.515 million for the 9 December 2002 to 30 June 2003 period). This is as a result of interest revenue generated on intercompany loans during the financial year.

Burns Philp and certain of its subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp guarantees the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of the Burns Philp Group in addition to the results of Goodman Finance as an individual disclosing entity.

Commentary on Burns Philp Results for the Year Ended June 30, 2004

Burns Philp is an Australian based company involved in the production and distribution of food ingredients and consumer branded food, beverage and related products. Burns Philp operates internationally with leading products and brands enjoying significant market share in each of its principal markets.

Burns Philp has completed a successful year with respect to both operating results and strategic initiatives. This has included the integration and restructuring of Goodman Fielder, together with the announcement of the sale of the Yeast and Bakery Ingredients and Herbs and Spices businesses.

These initiatives have transformed Burns Philp into a position where future earnings will be significantly higher than they might otherwise have been, the portfolio of businesses enhanced and the company’s financial position strengthened, leaving them well placed to continue to grow as opportunities are identified.

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

Financial Highlights

	2004	2003
Year ended 30 June,	A$ million
Revenue from sale of goods and rendering of services	3,354.9	1,887.2
EBITDA before individually significant items:
Goodman Fielder	350.9	79.7
Yeast/Bakery	191.2	195.2
Herbs & Spices	43.2	64.8
Terminals	—	3.2
Vinegar	—	5.6
Corporate	(17.0)	(13.2)

EBITDA before individually significant items	568.3	335.3
Individually significant items:
Goodman Fielder restructuring costs	(31.6)	(48.7)
Recovery of Bartter vendor finance loan	30.0	—
Unrealised foreign currency gain	56.5	139.1
Gain on sale of properties	29.2	6.6
Fleischmann’s Latin America restructuring costs	—	(3.3)
Gain on sale of Terminals	—	40.7
Gain on sale of Vinegar	—	10.9
Deferred borrowing costs expensed	—	(32.6)

EBITDA	652.4	448.0
Depreciation	(117.7)	(73.2)
Amortization of goodwill and other intangibles	(95.6)	(35.1)

EBIT	439.1	339.7
Net borrowing costs	(281.8)	(156.8)
Income tax	(40.8)	(8.6)
Outside equity interests	(5.6)	(4.3)

Net profit attributable to Burns, Philp & Company shareholders	110.9	170.0

Net profit for the year ended 30 June, 2004 was A$110.9 million, down from A$170.0 million last year. The decline is primarily due to the various factors discussed below.

The Goodman Fielder operating result improved significantly to A$350.9 million EBITDA, largely reflecting the impact of the value add initiatives undertaken during the course of the year. The Yeast and Bakery Ingredients businesses produced a satisfactory result, with EBITDA of A$191.2 million meeting Burns Philp’s expectations. The result of Burns Philp’s Herbs and Spices business was negatively affected by movements in foreign currency exchange rates and by the loss of business part way through the 2003 financial year, which was fully reflected in the 2004 year.

Burns Philp recognised a number of individually significant items during the period. These totalled a net gain of A$84.1 million and included:

•	An unrealised foreign currency exchange rate gain of A$56.5 million arising on the translation of the proportion of the Group’s U.S. dollar denominated borrowings that are unhedged.

•	Restructuring costs of A$31.6 million relating to the Goodman Fielder businesses;

•	Proceeds of A$30.0 million from the recovery of vendor finance loans to Bartter, the purchaser of Goodman Fielder’s former poultry business;

•	A gain on sale of properties totalling A$29.2 million.

Depreciation and amortization expenses increased due to the inclusion of the businesses acquired for a full year.

Net borrowing costs increased as the acquisitions were largely debt funded. Burns Philp has capitalised the costs associated with establishing its various finance facilities and amortizes these costs over the life of the facilities.

Included in the current year’s interest expense is a non cash charge of approximately A$24.0 million relating to the amortization of these establishment costs.

Burns Philp’s tax expense has increased as it generates more assessable income, particularly in jurisdictions where the absolute tax rates are higher or it does not have the benefit of tax losses. Looking forward, Burns Philp still has tax losses available to it in both Australia and the United States.

During the year approximately A$162 million of indebtedness was repaid. Operating cash flows, excluding restructuring costs, increased and Burns Philp received an additional A$50.2 million of equity proceeds arising from the exercise of options prior to their expiry in August 2003.

The Burns Philp businesses have generally performed in accordance with expectations and its financial position, both with respect to liquidity and balance sheet strength, remains sound.

Recent Developments

On 22 July, 2004 Burns Philp announced that it had reached agreement with Associated British Foods plc (ABF) for the sale of its Yeast and Bakery Ingredients group and Herbs and Spices business for US$1.35 billion. Burns Philp expects these transactions to be settled by 30 September, 2004, subject to ABF receiving various regulatory approvals.

In accordance with its senior financing agreements, a minimum of 25% of the net proceeds will be applied to reduce its senior secured debt.

Activities of Goodman Finance

The principal activity of Goodman Finance has been to act as a conduit for receiving interest from Burns Philp companies in order to fund Goodman Finance paying interest on the Capital Notes. Goodman Finance also acts as a guarantor of the obligations of other companies in the Burns Philp Group under certain senior debt agreements to which the Burns Philp Group is party, and to provide security for its obligations in respect of those senior debt agreements. Details of the senior debt agreements and obligations of Goodman Finance in respect of those agreements are set out in Item 18 of Appendix 1.

Capital Notes

Quotation and trading of the NZ$212,500,000 Capital Notes on the NZX, comprising NZ$173,684,000 of the 2008 Capital Notes and NZ$38,816,000 of the 2011 Capital Notes, commenced on 1 July 2003.

Payment of Interest

Interest accrued on the Capital Notes on a daily basis from the dates of allotment, ranging from 5 May 2003 to 27 June 2003. The initial interest payments were paid on 15 December 2003 in respect of the 2008 Capital Notes and 15 November 2003 in respect of the 2011 Capital Notes. Subsequent interest payments are payable quarterly in arrears in respect of each tranche of the Capital Notes on the relevant Interest Dates:

•	15 March, 15 June, 15 September and 15 December in respect of the 2008 Capital Notes; and

•	15 February, 15 May, 15 August and 15 November in respect of the 2011 Capital Notes.

Yours sincerely

Thomas J. Degnan
Director

Appendix 1 (Rule 10.4)
Preliminary Full Year Report

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

Goodman Finance Limited

For the Full Year Ended (referred to in this Report as the ‘Current Full Year’)	30th June 2004

Preliminary full year report on results (including the results for the previous period from 9 December 2002 to 30 June 2003) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and is based on unaudited accounts.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

		Consolidated Statement
		Financial Performance
				9th December
		Current		2002 to 30th June
		Full Year	Up	2003
		$NZ’000%		$NZ’000
1	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
1.1	OPERATING REVENUE
	(a) Trading Revenue	—	—	—
	(b) Other Revenue	24,426	9,579	255
	(c) Total Operating Revenue	24,426	9,579	255
1.2	OPERATING SURPLUS (DEFICIT) BEFORE TAXATION	1,368	n/a	(1,515)
	(a) Add/(less) taxation on operating result	49	—	—
1.3	OPERATING SURPLUS (DEFICIT) AFTER TAX	1,417	n/a	(1,515)
	(a) Extraordinary Items after Tax [detail in Item 3]	—	—	—
	(b) Unrealised net change in value of investment properties	—	—	—
1.4	NET SURPLUS (DEFICIT) FOR THE PERIOD	1,417	n/a	(1,515)
	(a) Net Surplus (Deficit) attributable to minority interests	—	—	—
1.5	NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	1,417	n/a	(1,515)

Consolidated Statement of
Financial Performance
9th December
		Current	2002 to 30th June
		Full Year	2003
		$NZ’000	$NZ’000
2	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR FULL YEAR
2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a) Interest revenue included in Item 1.1(b)	24,426	255
	(b) # Unusual items for separate disclosure (gain/loss) (detail — Item 3)	—	—
	(c) Equity earnings (gain/loss) (detail — Item 16)	—	—
	(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(22,784)	(1,718)
	(e) Leasing and renting expenses	—	—
	(f) Depreciation	—	—
	(g) Diminution in the value of assets (other than depreciation)	—	—
	(h) Amortisation of goodwill	—	—
	(i) Amortisation of other intangible assets	—	—
	(j) Impairment of goodwill	—	—
	(k) Impairment of other intangible assets	—	—

Consolidated Statement of
Financial Performance
9th December
		Current	2002 to 30th June
		Full Year	2003
		$NZ’000	$NZ’000
2.2	SUPPLEMENTARY ITEMS
	(a) # Interest costs excluded from Item 2.1(d) and capitalised	n/a	n/a
(b) # Outlays (other than those arising from the acquisition of an existing
	business) capitalised in intangibles	n/a	n/a
	(c) Unrecognised differences between the carrying value and market value of publicly traded investments	n/a	n/a

# Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

Appendix 1 (Rule 10.4)
Preliminary Full Year Report

Group - Current
Full Year
		Operating	Operating
		Revenue	Surplus
		$NZ’000	$NZ’000
3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
DETAILS AND COMMENTS
	Discontinued Activities:	n/a	n/a
	(Disclose Operating Revenue and Operating Surplus)	n/a	n/a
	TOTAL DISCONTINUED ACTIVITIES	n/a	n/a
	Material Unusual (including Non Recurring) Items (included in 1.2)	n/a	n/a
	Description:	n/a	n/a
	TOTAL MATERIAL NON RECURRING ITEMS	n/a	n/a
	Extraordinary Items (Ref. Item 1.3(a))	n/a	n/a
	Description:	n/a	n/a
	TOTAL EXTRAORDINARY ITEMS	n/a	n/a

Statement of Movements
In Equity
9th December
		Current	2002 to 30th June
		Full Year	2003
		$NZ’000	$NZ’000
4	STATEMENT OF MOVEMENTS IN EQUITY
4.1	NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	1,417	(1,515)
	(a) Net Surplus (Deficit) attributable to minority interest	—	—
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a) Increases (decreases) in revaluation reserves	—	—
	(b) Current Translation Differences	—	—
	(c) Minority interest in other recognised revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES	—	—
4.4	OTHER MOVEMENTS
	(a) Contributions by Owners	—	—
	(b) Distributions to Owners	—	—
	(c) Other	—	—
4.5	EQUITY AT BEGINNING OF FULL YEAR	(1,515)	—
4.6	EQUITY AT END OF FULL YEAR	(98)	(1,515)

Earnings Per Security
9th December
		Current		2002 to 30th June
		Full Year		2003
		$NZ’000		$NZ’000
5	EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
	(a) Basic EPS		$14,170.00	($15,150.22)
(b) Diluted EPS (if materially different from (a))
6	MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
	(a) Name of subsidiary or group of subsidiaries		n/a	n/a
	(b) Percentage of ownership acquired		n/a	n/a
	(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

	(d) Date from which such contribution has been calculated		n/a	n/a
$

7	MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
	(a) Name of subsidiary or group of subsidiaries		n/a	n/a
	(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

	(c) Date from which such contribution has been calculated		n/a	n/a
	(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding half year/full year		n/a	n/a
	(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

Appendix 1 (Rule 10.4)
Preliminary Full Year Report

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments.

Goodman Finance Limited was incorporated as a special purpose company to provide funding in connection with the takeover of Goodman Fielder Limited (now Goodman Fielder Pty Limited) by Burns, Philp & Company Limited.

It does not operate in any specific industry or geographical segment.

		Consolidated Statement of Financial Position
		At end of	As shown in	If half yearly
		current	last	as shown in last
		Full Year	Annual Report	half yearly report
(Note (VIII) attached has particular relevance for the preparation		$NZ’000	$NZ’000	$NZ’000
9	CURRENT ASSETS:
	(a) Cash	48	36,167	n/a
	(b) Trade receivables	—	—	n/a
	(c) Investments	—	—	n/a
	(d) Inventories	—	—	n/a
	(e) Other assets, current	12	—	n/a
	TOTAL CURRENT ASSETS	60	36,167
9.1	NON-CURRENT ASSETS
	(a) Trade receivables #	206,851	171,946	n/a
	(b) Investments	—	—	n/a
	(c) Inventories	—	—	n/a
	(d) Property, plant and equipment	—	—	n/a
	(e) Goodwill	—	—	n/a
	(f) Deferred Taxation Assets	—	—	n/a
	(g) Other Intangible Assets	—	—	n/a
	(h) Other assets, non current	8,381	9,154	n/a
9.2	TOTAL NON-CURRENT ASSETS	215,232	181,100
9.3	TOTAL ASSETS	215,292	217,267
9.4	CURRENT LIABILITIES
	(a) Trade Creditors	1,423	6,282	n/a
	(b) Income in advance, current	—	—	n/a
	(c) Secured loans	—	—	n/a
	(d) Unsecured loans	—	—	n/a
	(e) Provisions, current	—	—	n/a
	(f) Other liabilities, current	—	—	n/a
	TOTAL CURRENT LIABILITIES	1,423	6,282
9.5	NON-CURRENT LIABILITIES
	(a) Accounts payable, non-current	—	—	n/a
	(b) Secured loans	—	—	n/a
	(c) Unsecured loans	212,500	212,500	n/a
	(d) Provisions, non-current	—	—	n/a
	(e) Deferred Taxation Liability, non-current	1,467	—	n/a
	(f) Other liabilities, non-current	—	—	n/a
9.6	TOTAL NON-CURRENT LIABILITIES	213,967	212,500
9.7	TOTAL LIABILITIES	215,390	218,782
9.8	NET ASSETS	(98)	(1,515)
9.9	SHAREHOLDERS’ EQUITY
	(a) Share capital (optional)
	(b) Reserves (optional) (i) Revaluation reserve
	(ii) Other reserves
	(c) Retained Surplus (accumulated Deficit) (optional)
9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	(98)	(1,515)	n/a
	(a) Minority equity interests in subsidiaries	—	—	—
9.1	TOTAL SHAREHOLDERS’ EQUITY	(98)	(1,515)
	(a) Returns on Assets (%) (EBIT divided by Total Assets)	n/a	n/a	n/a
	(b) Return on Equity (%) (Net Income divided by Shareholders’ Equity)	n/a	n/a	n/a
	(c) Debt to Equity Ratio (%) (Total Liabilities divided by	n/a	n/a	n/a
	Shareholders’ Equity)	n/a	n/a	n/a

# This amount is repayable upon demand and portions can be used to satisfy current liabilities.

Appendix 1 (Rule 10.4)
Preliminary Full Year Report

		Consolidated Statement
		of cashflows for Full year
			9th December
		Current	2002 to 30th June
		Full Year	2003
		$NZ’000	$NZ’000
10	(See Note (IX) attached) CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a) Receipts from customers	—	—
	(b) Interest received	214	255
	(c) Dividends received	—	—
	(d) Payments to suppliers and employees	—	—
	(e) Interest paid	(21,371)	—
	(f) Income taxes paid	(40)	(50)
	(g) Other cash flows relating to operating activities	1,744	(2)
	NET OPERATING CASH FLOWS	(19,453)	203
11	(See Note (IX) attached) CASH FLOWS RELATING TO INVESTING ACTIVITIES
	(a) Cash proceeds from sale of property, plant and equipment	—	—
	(b) Cash proceeds from sale of equity investments	—	—
	(c) Loans repaid by other entities	21,816	—
	(d) Cash paid for purchases of property, plant and equipment	—	—
	(e) Interest paid — capitalised	—	—
	(f) Cash paid for purchases of equity investments	—	—
	(g) Loans to other entities	(32,965)	(171,946)
	(h) Other cash flows relating to investing activities	—	—
	NET INVESTING CASH FLOWS	(11,149)	(171,946)
12	(See Note (IX) attached) CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a) Cash proceeds from issue of shares, options, etc.	—	—
	(b) Borrowings	—	212,500
	(c) Repayment of borrowings	—	—
	(d) Dividends paid	—	—
	(e) Other cash flows relating to financing activities	(5,517)	(4,590)
	NET FINANCING CASH FLOWS	(5,517)	207,910
13	(See Note (IX) attached) NET INCREASE (DECREASE IN CASH HELD)	(36,119)	36,167
	(a) Cash at beginning of full year	36,167	—
	(b) Exchange rate adjustments to Item 12.3(a) above	—	—
	(c) CASH AT END OF FULL YEAR	48	36,167

14	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows: Nil

		Current
		Full Year	2003
		NZ$’000	NZ$’000
15	RECONCILIATION OF CASH
	For the purposes of the above Statement of cash flows, cash includes:
	Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
	Cash on hand and at bank	48	36,167
	Deposits at call	—	—
	Bank overdraft	—	—
	Other (provide details eg Term Deposits	—	—
	Total = Cash at End of Full Year (Item 13(c) above)	48	36,167

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

Equity Earnings
9th December
		Current	2002 to 30th June
		Full year	2003
		$NZ’000	$NZ’000
16.1	GROUP SHARE OF RESULTS OF ASSOCIATES
	(a) OPERATING SURPLUS (DEFICIT) BEFORE TAX	n/a	n/a
	(b) Less tax	n/a	n/a
	(c) OPERATING SURPLUS (DEFICIT) AFTER TAX	n/a	n/a
	(i) Extraordinary items	n/a	n/a
	(d) NET SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	n/a	n/a

Appendix 1 (Rule 10.4)
Preliminary Full Year Report

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

     (a) The group has a material (from group’s viewpoint) interest in the following corporations:

	Percentage of ordinary		Contribution to net
	shares held at end of		surplus (deficit)
Name	Full Year		(Item 1.5)
	Current Full Year	9th December 2002 to 30th June 2003	Current Full Year NZ$’000	9th December 2002 to 30th June 2003 NZ$’000
Equity Accounted			Equity Accounted in current year
Associates
n/a	n/a	n/a	n/a	n/a
Other Material Interests			Not Equity Accounted in current year
n/a	n/a	n/a	n/a	n/a

     (b) Investments in Associates

9th December
	Current	2002 to 30th June
	Full Year	2003
	$NZ’000	$NZ’000
Carrying value of investments in associates beginning of full year	n/a	n/a
Share of changes in associates’ post acquisition surpluses/and reserves:
- Retained surplus	n/a	n/a
- Reserves	n/a	n/a
Net goodwill amortisation and impairment adjustments in the period	n/a	n/a
Less Dividends received in the period	n/a	n/a
Equity carrying value of investments at the end of full year	n/a	n/a
Amount of goodwill included in carrying value at end of that full year	n/a	n/a

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

	Number		Number
Paid-Up Value
Category of Securities	Issued	Quoted	Cents	(If not fully paid)
PREFERENCE SHARES:
# (Description)

Issued during current full year	Nil		Nil

ORDINARY SHARES:
Opening balance	100		Nil

Issued during current full year	Nil		Nil

Closing balance	100		Nil

CONVERTIBLE NOTES
# (Description)

Issued during current full year	Nil		Nil

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date

Issued during current full year	Nil		Nil

DEBENTURES — Totals only:		$

UNSECURED NOTES — Totals only:	$212,500,000.00	$	$212,500,000.00

OTHER SECURITIES		$	$

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

Appendix 1 (Rule 10.4)
Preliminary Full Year Report

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current full year

During the year interest revenue was received from an intercompany loan with a subsidiary of the parent company. The amount of interest revenue generated was $24.2mn.

(b)	Significant trends or events since end of current full year

NIL

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

NIL

(d)	Critical Accounting Policies — Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

NIL

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) — this section should contain forward looking statements that should outline where these involve risk and uncertainty

NIL

(f)	Other comments

The Company has a deficiency in shareholder’s equity as at 30th June 2004. The Directors believe there are sufficient funds available to enable the Company to meet its debts as and when they fall due.

ADDITIONAL COMMENTS

Burns Philp & Company Limited (Burns Philp) and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance Limited (Goodman Finance) under the Trust Deed dated 30 April 2003 (Trust Deed) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

On 22 July, 2004, Burns Philp announced that it had reached agreement with Associated British Foods Plc (ABF) for the sale of its Yeast and Bakery Ingredients Group and Herbs and Spices business (the Businesses) for US$1.35 billion. Burns Philp expects these transactions to be settled by 30 September, 2004, subject to ABF receiving various regulatory approvals.

Tones Brothers, Inc., Burns Philp Food Inc., New Zealand Food Industries Limited and Mauri Yeast Australia Pty Limited, each an indirectly wholly-owned subsidiary of Burns Philp, will be sold as part of the Businesses. Each of these subsidiaries has guaranteed the indebtedness of Goodman Finance under the Trust Deed by entering into a local law guarantee dated 30 April 2003 (collectively the Guarantees). On completion of each of the transactions, the entities being sold will be released from the Guarantees.

CONTINGENT LIABILITIES

Goodman Finance is a guarantor in respect of certain senior debt facilities of the Burns Philp Group (being Burns, Philp & Company Limited and its subsidiaries). As at 30 June 2004, these facilities included the A$1.3 billion secured Senior Funding Facility, the US$270 million secured Senior Funding Facility, the the US$400 million 9 3/4% unsecured Senior Subordinated Notes due 2012, the US$210 million 10 3/4% unsecured Senior Subordinated Notes due 2011 and the US$100 million 91/2% unsecured Senior Notes due 2010.

Amounts owing under secured debt facilities of the Burns Philp Group are secured on a senior ranking basis, whereby major asset owning companies in the Burns Philp Group granted security over their assets in favour of a Security Trustee. The security comprises guarantees from the Burns Philp Group’s major operating subsidiaries and security over most of the assets of the guarantor subsidiaries. At 30 June 2004, secured senior indebtedness of the Burns Philp Group consisted of NZ$1,736.8 million (equivalent) drawn under the secured senior credit facilities.

The Senior Subordinated Notes are fully and unconditionally guaranteed on an unsecured senior subordinated, joint and several basis by Burns Philp and certain of its wholly owned subsidiaries, including Goodman Finance. The Senior Notes are fully and unconditionally guaranteed on an unsecured senior, joint and several basis by Burns Philp and certain of its wholly owned subsidiaries, including Goodman Finance. At 30 June 2004, the Burns Philp Group had approximately NZ$636.9 million outstanding under the US$400 million 9 3/4% Senior Subordinated Notes due 2012, approximately NZ$334.4 million outstanding under the US$210 million 10 3/4% Senior Subordinated Notes due 2011 and approximately NZ$159.3 million outstanding under the US$100 million 91/2% Senior Notes due 2010.

The Capital Notes and guarantees of the Capital Notes are subordinated obligations of Goodman Finance and the guarantors of the Capital Notes, ranking behind all their other secured and unsecured liabilities.

19 DIVIDEND

(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share

n/a

(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

n/a

20 ANNUAL MEETING (if full year report)

(a)	To be held at

As the company has only one shareholder, a shareholder’s resolution will be passed in lieu of an Annual General Meeting in accordance with section 122(4) of the Companies Act 1993.

(b)	Date 2004 Time

(c)	Approximate date of availability of Annual Report 30th September, 2004

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 27 August, 2004

(signed by) Thomas J. Degnan

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date August 27, 2004	By	/s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary

* Print the name and title under the signature of the signing officer